Issuer Free Writing Prospectus dated April 1, 2019

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus dated April 1, 2019

Registration Statement No. 333-230642

This free writing prospectus relates to the Class A common shares of StoneCo Ltd. (“StoneCo” or the “Company”) and should be read together with the preliminary prospectus dated April 1, 2019 (the “Preliminary Prospectus”) on Form F-1 (File No.  333-230642) relating to the offering of such securities, which may be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1745431/000119312519093494/d727522df1.htm . This free writing prospectus supplements and updates the information contained in the Preliminary Prospectus. You should read the Preliminary Prospectus carefully, including the section entitled “Risk Factors,” before deciding to invest in our Class A common shares. Capitalized and other terms used but not defined herein have the meanings set forth in the Preliminary Prospectus.

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StoneCo Ltd. Announces Preliminary First Quarter 2019 Results

Announces Investments in Two Software Companies

São Paulo, Brazil, April 1, 2019 — StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”), a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses over time through technology, today announced preliminary results for the first quarter of 2019.

“In the first quarter of 2019 we continued to deliver strong results and made key advancements in our strategic roadmap,” said Thiago Piau, chief executive officer of Stone. “Our preliminary results and key operational highlights for 1Q19 demonstrate strong continued execution and performance across the Company and have encouraged us to make some additional investments to implement our strategy and accelerate our plans. For example, we are very pleased with the continued evolution and performance of our Stone Hub strategy and have decided to invest further in our Stone Hub operations, ahead of our original plans for the year. We have also been encouraged by the progress and positive feedback from our clients related to our new solutions in software, banking and credit, which we believe will continue to differentiate and strengthen our ecosystem of offerings, enable us to serve our clients better and empower small and medium sized merchants to manage and grow their businesses. As a result, we are very happy to announce two new investments in Point-of-Sale and ERP software solutions and welcome a new installed base of approximately 18,000 integrated merchants to our client community. In addition to these business updates, we are happy to see the continued commitment and strengthening of our team who remain 100% focused on delighting our customers and are very excited about the many opportunities ahead of us.”

Preliminary Results for the First Quarter of 2019

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Active clients as of March 31, 2019 is expected to be between 305.9 thousand and 307.4 thousand, compared to 160.7 thousand at March 31, 2018, representing a period over period growth between 90.4% and 91.3%.

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Total Payment Volume (TPV) for the three months ended March 31, 2019 is expected to be between R$26.4 billion and R$26.5 billion, compared with R$16.5 billion for the three months ended March 31, 2018, representing period over period growth of approximately 60%.

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Take rate for the three months ended March 31, 2019 is expected to be between 1.84% and 1.85%, compared with 1.68% for the three months ended March 31, 2018, representing a period over period growth between 16 and 17 basis points.

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Total revenue and income for the three months ended March 31, 2019 is expected to be between R$530.0 million and R$533.0 million, compared with R$286.9 million for the three months ended March 31, 2018, representing a period over period growth between 84.7% and 85.8%.

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Net income for the three months ended March 31, 2019 is expected to be between R$170.8 million and R$174.8 million, compared with R$24.7 million for the three months ended March 31, 2018. Net Margin in the 1Q19 is expected to be between 32.2% and 32.8%, an improvement of approximately 2,400 bps compared to the 1Q18 and approximately 800 bps compared to the 4Q18.

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Adjusted net income for the three months ended March 31, 2019 is expected to be between R$180.0 million and R$184.0 million, compared with R$26.5 million for the three months ended March 31, 2018, representing a period over period growth between 579% and 594%. Adjusted Net Margin in the 1Q19 is expected to be between 34.0% and 34.5%, an improvement of approximately 2,500 bps compared to the 1Q18 and approximately 500 bps compared to the 4Q18. See below for a reconciliation of adjusted net income to net income.

Key Recent Operational Highlights

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Net adds in the first quarter 2019 is expected to be between 38.0 thousand and 39.5 thousand, compared to 33.5 thousand in the fourth quarter 2018. Also, the trend in net addition of clients started 2019 better than in 2018, with strong and consistent ramp-up along the quarter. This does not include the new installed base of approximately 18,000 software clients that will be added from our new investments.

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As reported in the 4Q18, we continue to ramp up our Hub operations, with both newer and older Hubs generating strong growth in their client base. Also, our Hubs continue to demonstrate operational leverage, as can be seen in Graphs 1 & 2 (attached).

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We have maintained our pricing and negotiation strategy, focused on our differentiated value proposition, which has enabled us to maintain our take rates at stable levels (between -3 to -4 bps vs. 4Q18). We have not seen any specific changes in take rate trends within the quarter and believe that in the medium to long term the company can still increase monetization of its clients.

Important developments of our strategy roadmap

Software

By integrating our payment offerings with software solutions, we believe we will improve the lifetime value of our clients and be able to leverage strategic data that will allow us to be more proactive in providing financial solutions such as working capital and credit. Currently, approximately 14,000 clients use at least one type of software product we provide. We also aim to invest in new software opportunities to help merchants become more productive, including opportunities to develop and deploy ERP software in other industry verticals. A few highlights on our current software offerings are:

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Collact: multisided customer engagement and loyalty platform that enables small and medium sized businesses to acquire, engage and grow their client base by offering customized loyalty and marketing programs and providing consumer insights and analytics.

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Linked Gourmet: cloud-based ERP system built to simplify and empower SMBs in the food and beverage vertical with a full suite of integrated business management tools including a mobile waiter app, inventory management, checkout, payment integration at the point-of-sale, and a suite of delivery management integrations and tools.

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Equals Raio-X: receivables reconciliation solution that streamlines the complex process of reconciling payments transactions and managing cash flow. This powerful tool enables our clients, from brick-and-mortar SMBs to large online enterprises, to reconcile and monitor transactional data from all payment solutions providers, such as merchant acquirers and gateways, giving transparency of fees paid, discounts/chargebacks, and taxes at the individual transaction level, in a single dashboard.

New investments in software

In March of 2019, we signed two binding memoranda of understanding to invest in two new software companies, VHSYS and Tablet Cloud. “We believe these two new investments will strengthen our ability to continue to provide superior value proposition to our clients, assist us in our continued efforts to help clients better manage their operations, and drive omni-channel growth, giving brick-and-mortar establishments the tools they need to successfully sell both online and offline,” says Thiago Piau, CEO.

The two new investments are:

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VHSYS is an omni-channel, cloud-based and API driven Point of Sale and ERP platform built to serve a wide array of service and retail businesses. The self-service platform consists of over 40 applications, accessible a la carte, such as order & sales management, invoicing, dynamic inventory management, cash and payments management, CRM, mobile messaging, along with marketplace, logistics, and ecommerce integrations, among others.

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Tablet Cloud is a white label Point of Sale and simple ERP application focused on small and medium businesses with simpler needs. The application runs on smart POS and tablet solutions, giving business owners complete control over their cash register and inventory in a fully mobile device while having a robust ERP platform accessible online.

Together, VHSYS and Tablet Cloud will add approximately 18,000 new software clients, in addition to the 14,000 clients that used our software in 1Q19.

Credit solutions:

In February of 2019, we launched the pilot of our credit solution to SMBs, with a third-party credit provider. We believe this solution will support our clients when they need funding to grow their business, by allowing them to effortlessly contract, monitor and payback loans, by fully integrating our credit solution within our payments platform. We are in the initial stages of our credit offering and as of 1Q19 we had more than 143 clients.

We believe the main benefits of our SMB Credit Solution will be the following:

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Self-service functionality: we aim to offer pre-approved clients a full self-service experience through which they will be able to contract and monitor their loans without the bureaucracy of more traditional bank solutions.

•	Transparent pricing and no hidden fees: we aim to provide clients with all the information of rates they are paying for their loans in a very transparent way.

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Clients pay back loans as a % of their credit card receivables: in our credit solution, our clients will pay back their loans as a percentage of their credit card receivables, allowing them to effectively manage their cash flows.

Digital banking solutions:

We are developing a suite of digital banking solutions designed to enable our clients to conduct financial transactions, receive and remit funds, issue boletos, pay bills, and integrate their enterprise financial data in a more efficient, streamlined, and cost-effective manner than traditional bank accounts. Our technology platform is proprietary and directly integrated to the Brazilian Central Bank’s system. As of February 2019, our pilot had more than 2,500 open accounts.

Digital and IP strategy

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In digital, we maintain a complete suite of solutions, with gateways and PSPs, and believe that we are in a strong position to enable our brick-and-mortar SMB merchants to incorporate digital commerce.

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Our proprietary end-to-end technology continues to give us an important competitive advantage, especially with our 108 integrated partners, up from 95 in 3Q18, which easily connect to our API driven platform. We continue to be encouraged that our solutions are best positioned to help take Brazilian SMBs digital.

Adjusted Net Income Reconciliation

(a) Consists of non-cash expenses related to the vesting of share-based compensation, as well as fair value (mark-to-market) adjustments for share-based compensation expense classified as a liability in our consolidated financial statements.

(b) On intangibles related to acquisitions. Consists of expenses resulting from the amortization of the fair value adjustment on intangible assets and property and equipment as a result of the application of the acquisition method, a significant portion of which relate to the EdB acquisition.

Cautionary Statement Regarding Preliminary Results

The results for the three months ended March 31, 2019 are preliminary, unaudited and subject to completion, reflect our management’s current views and may change as a result of our management’s review of our results and other factors, including economic and competitive risks and uncertainties. Such preliminary results for the three months ended March 31, 2019 are subject to the finalization and closing of our accounting books and records (which have yet to be performed), and should not be viewed as a substitute for full quarterly financial statements prepared in accordance with IFRS. We caution you that these preliminary results for the three months ended March 31, 2019 are not guarantees of future performance or outcomes and that actual results may differ materially from those described above. These preliminary results have been prepared by and are the sole responsibility of our management.

Free Writing Prospectus Legend

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 1-866-803-9204; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; or Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by phone at 1-800-831-9146. You may also access the Company’s most recent preliminary prospectus dated April  1, 2019 included in the Company’s registration statement on Form F-1 dated as the today through the following link: https://www.sec.gov/Archives/edgar/data/1745431/000119312519093494/d727522df1.htm

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Stone

Stone is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their business over time through technology.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, among other factors.

Contact

ICR, Inc.

+1 646-277-1200

StoneIR@icrinc.com

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